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1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
April 15, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Vectors Low Carbon Energy ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS
Comment 2.	Please retain the legend pursuant to Rule 30e-3 under the Investment Company Act of 1940, as amended, on the prospectus cover page until January 1, 2022, per Item 1(a)(5) of Form N-1A.

Response 2.	We hereby confirm that the Fund does not intend to rely on Rule 30e-3 prior to January 1, 2022 and accordingly is not required to include the language specified in Item 1(a)(5) of Form N-1A.

Comment 3.
Please file the Fund’s fee waiver and/or expense limitation agreement as exhibits to the Registration Statement. The Staff notes that a fee waiver and/or expense limitation agreement is a material contract pursuant to Item 28(h) of Form N-1A.

Response 3.
We respectfully acknowledge your comment; however, the Trust historically does not execute a separate fee waiver or expense limitation agreement for its funds. Any fee waiver or expense limitation arrangements applicable to a fund are memorialized in such fund’s prospectus.

Comment 4.
Please confirm that the Fund’s fee waiver and/or expense limitation arrangement will be in place for at least one year from the effective date of the Registration Statement and whether Van Eck Associates Corporation (the “Adviser”) can recoup fees or expenses waived or reimbursed. If so, please revise the disclosure accordingly.

Response 4.
We hereby confirm that the fee waiver and expense limitation arrangement will continue for a period of at least one year from the effective date of the Fund’s Registration Statement and the disclosure has been revised accordingly. We further confirm that the Adviser cannot recoup fees or expenses waived or reimbursed.

Comment 5.
With respect to the first sentence of the second paragraph under the “Summary Information—Expense Example” section, please revise the disclosure to clarify that the expenses reflected in the examples will apply whether a shareholder holds or sells his or her shares of the Fund.

Response 5.
We respectfully acknowledge your comment. We note that the disclosure referenced above is consistent the disclosure requested by Item 3 of Form N-1A. Thus we believe the referenced disclosure is appropriate.

Comment 6.
Under the “Summary Information—Principal Investment Strategies” section, please confirm whether disclosure regarding small-capitalization companies are still applicable in light of the MVIS Global Low Carbon Energy Index’s (the “New Index”) market capitalization range.

Response 6.	We hereby confirm that the disclosure referenced above continues to be appropriate.

Comment 7.
With respect to the “Risk of Investing in Low Carbon Energy Companies” in the “Summary Information—Principal Risks of Investing in the Fund” section, if applicable, please add risk disclosure covering any risk specific to the new strategy disclosure under the “Summary Information—Principal Investment Strategies” section (e.g., investments in alternative fuels, electric vehicles, and related technologies and building materials (such as advanced batteries)).

Response 7.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 8.	With respect to the “Risk of Investing in Low Carbon Energy Companies” in the “Summary Information—Principal Risks of Investing in the Fund” section, please revise “alternative” to “renewable” if applicable for consistency with the revisions to the “Summary Information—Principal Investment Strategies” section.

Response 8.	The disclosure referenced above has been revised accordingly.

Comment 9.	With respect to the “Risk of Investing in Small- and Medium-Capitalization Companies” in the “Summary Information—Principal Risks of Investing in the Fund” section, please remove the small-capitalization risk disclosure if no longer applicable per the market capitalization range of the New Index.

Response 9.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 10.	If applicable, please consider including risk disclosure with respect to the Fund’s investments in large-capitalization companies.

Response 10.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 11.	In the “Summary Information—Performance” section, if the Fund’s fiscal year is other than a calendar year, please include the year-to-date return information as of the end of the most recent quarter pursuant to Item 4(b)(2)(ii) of Form N-1A.

Response 11.	We hereby confirm that the Fund’s fiscal year end is December 31.

Comment 12.	Please include performance data of the Fund’s prior index in the “Average Annual Total Returns” table under the “Summary Information—Performance” section per Instruction 2(b) under Item 4(b)(2) of Form N-1A.

Response 12.	We respectfully acknowledge your comment. Consistent with the requirements of Item 4(b)(2) of Form N-1A, the table continues to show the returns of the S&P 500 Index, the Fund’s broad-based securities market index. As the Fund no longer tracks its prior index, we do not believe it is appropriate to disclose the returns of the Fund’s prior index. Accordingly, we have not made any revisions in response to this comment.

Comment 13.	The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). Please revise the disclosure responsive to Item 4(a) as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 13.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 14.	Given that significant market events have occurred, please consider whether the Fund’s disclosure, including risk disclosure, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response 14.	We respectfully acknowledge your comment. We note that the Fund’s current “Market Risk” disclosure has been updated to note that the securities markets may be affected by recent market events, including the impact of the COVID-19 pandemic. Therefore, no change has been made in response to this comment.

Comment 15.	For the Fund’s “High Portfolio Turnover Risk” disclosure, please confirm whether active and frequent trading is a principal investment strategy of the Fund and is therefore a principal risk of this passively managed Fund. The “Summary Information—Principal Investment Strategies” section suggests that the Fund’s high portfolio turnover rate would be due to the Fund’s repositioning rather than ongoing active and frequent trading.

Response 15.	We hereby confirm that the inclusion of “High Portfolio Turnover Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section is intended to reflect the expected increase in the Fund’s portfolio turnover rate due to the changes to the Fund’s investment objective and benchmark index and the Fund’s repositioning in connection therewith.

Comment 16.	Please confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the New Index methodology and screening criteria and will not have any ongoing involvement in the New Index and its methodology and screening criteria.

Response 16.	We hereby confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the New Index methodology and screening criteria and will not have any ongoing involvement in the New Index and its methodology and screening criteria.

STATEMENT OF ADDITIONAL INFORMATION

Comment 17.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments.”

Response 17.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 18.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please consider disclosing what “illiquid” means.

Response 18.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 19.	With respect to Fundamental Restriction 8 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 19.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 20.	Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 20.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

Comment 21.	In the “Proxy Voting Policies and Procedures” section, please disclose, where appropriate, how the Fund will approach environmental, social and governance (“ESG”) proxy issues relevant to the low carbon and renewable strategy focus of the Fund’s portfolio companies. Alternatively, please explain in correspondence why such disclosure is not required.

Response 21.	We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A and the proxy voting policies and procedures adopted by the Adviser, which are reasonably designed to ensure that proxies are voted in a manner that is consistent with the best interests of the Fund and its shareholders.

Comment 22.	Please revise the “Brokerage Transactions” section to include disclosure regarding any anticipated variation in the Fund’s portfolio turnover rate per Item 16(e) of Form N-1A.

Response 22.	The disclosure referenced above has been revised accordingly.

PART C

Comment 23.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 23.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and MV Index Solutions GmbH, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai